SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* CAGLE, BETTY S	2. Date of Event Requiring Statement (Month/Day/Year) 11/23/2018	3. Issuer Name **and** Ticker or Trading Symbol BERKSHIRE HATHAWAY INC. [BRK-B]		
(Last) (First) (Middle) 7501 W 98TH STREET		4. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) CEO	5. If Amendment, Date of Original Filed (Month/Day/Year)	
(Street)			6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person	
OVERLAND PARK, KS 66212 (City) (State) (Zip)				

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
CLASS B STOCK	11,382	D	

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Non-Qualified Stock Option (Gift)	12/03/2018[1]	12/03/2027	Class B	95,000	210	D	
Non-Qualified Stock Option (Gift)	03/04/2019[2]	03/04/2028	Class B	190,000	210	D	
Non-Qualified Stock Option (Gift)	07/03/2019[3]	07/03/2028	Class B	190,000	210	D	
Non-Qualified Stock Option (Gift)	11/04/2019[4]	11/04/2028	Class B	190,000	210	D	

Explanation of Responses:

1. The awards vest beginning on November 23, 2018.

2. The awards vest in 1/3 increments beginning December 3, 2018 for purchase of Gulfstream 550 jet, hanger, and operation.

3. The awards vest in 1/3 increments beginning on March 4, 2019 for purchase of Gulfstream 550 jet, hanger, and operation.

4. The awards vest in 1/3 increments beginning on July 3, 2019 for purchase of Gulfstream 550 jet, hanger, and operation.

5. The awards vest in 1/3 increments beginning on November 4, 2019 for hanger and operation of Gulfstream 550 jet.

<u>Betty S. Cagle</u>   <u>11/23/2018</u>

** Signature of Reporting Person   Date

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

November 23, 2018

RE: Cagle S3

Dear Commission,

Attached is a copy of the S3 form for myself. I have assumed the position as the CEO for Berkshire Hathaway Inc. per the authorization of Warren Buffet himself via the SONAR. The initial common stock shares will be for myself for my own private use. The non-qualified stock options will be for the purchase of a Gulfstream 550 jet, hanger, and operation of the jet that is needed for myself for political visits to foreign counties.

As you might have heard, or read, I am the grand-daughter of Queen Elizabeth II of the United Kingdom, Canada, Australia, and New Zealand, the biological daughter of Clint Windsor, trade name Clint Eastwood, Hollywood, actor, director and producer. And… the biological daughter of Sarah Ferguson, Duchess of the United Kingdom, previously publicly recognized as the Duchess of York. I was born in 1967 in the United States in Salina, Kansas. I was raised by my father, Jimmy Murl Hunter, previously driver to army generals of Ft. Riley, Kansas which is now relevant to American history, and my birth mother who was inseminated via in vitro insemination which was a new technology in experimental stages back then.

I recall meeting my grandmother circa summer 1971 in Salina, Kansas when I was very sick with lymphoma. She told me then that she was formally recognizing me to be the Heir Apparent, in spite of my refusal. Later that summer I met Diana Spencer (the world would later know her as Princess Diana of Wales) and my biological mother Sarah Ferguson (later the world would know her as Duchess of York). My mother Sarah, did tell me she was my biological mother. Later I found out by overhearing my grandmother that my biological father was Clint Windsor who was living as a recluse just down the street from 624 Whittinghill in Salina, Kansas on the corner of Crawford and Whittinghill. The world now knows Clint Windsor as Clint Eastwood, the Hollywood actor, director, and producer.

I tried to write my grandmother in June of 2017 to request permission to speak with her about many things. My intent was to be professional and respectful due to the fact that it had been so many years since I had seen her. But, I also needed to ask her about the estate for the Heir Apparent of the United Kingdom. That letter I wrote would have arrived days before her speech to Parliament June 21, 2017. In that speech given by Elizabeth II note that she is not wearing her State Diadem Crown, nor the State Robe, nor the Imperial Royal Crown. She was letting the world know then that she was no longer the Queen of the United Kingdom, even though I personally never received any correspondence back from her.

Until now, I had no way of communicating with other US Navy Admirals and many others, other than via the SONAR. I have been cut off from many political important people, including Osama Bin Laden (not his legal name). Apparently just before Osama Bin Laden was killed in Afghanistan he was asking for me. For your benefit let me explain that I had a chance to interview this person when I was 15 years old when he made a visit to the United States in Manhattan, KS. We became acquainted through the interview while we were on a nuclear weapons protest March that summer. I have had two major head traumas in my life: one when I was three and a half years old, and again when I was six. I may have forgotten his legal name, and did not recognize him with the long beard, but not the chance to meet him and other members of the Saudi Royal family. Many years had gone by and his appearance and name changed when the world was looking for him, but I have since uncovered a driver's license from the images on Google for Queen Elizabeth II and was able to recall more of the details of meeting him that summer. Since then however, numerous cell phone calls from other VIPs have been misdirected and spoofed, and my mail has been illegally pilfered. My sincerest apologies I have not been able to communicate with some of you sooner.

If you have any further questions, please contact me at 913-579-0767.

Sincerely,

Betty S. Cagle
CEO Berkshire Hathaway

